Exhibit 99.1

Interim Consolidated Financial Statements

(In thousands of United States dollars)

THERATECHNOLOGIES INC.

Three and six-month periods ended May 31, 2020 and 2019

(Unaudited)

THERATECHNOLOGIES INC.

Table of Contents

(In thousands of United States dollars)

(Unaudited)

Page

Interim Consolidated Statements of Financial Position	1

Interim Consolidated Statements of Comprehensive Loss	2

Interim Consolidated Statements of Changes in Equity	3

Interim Consolidated Statements of Cash Flows	4

Notes to Interim Consolidated Financial Statements	5 - 18

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Financial Position

(In thousands of United States dollars)

As at May 31, 2020 and November 30, 2019

(Unaudited)

		May 31,	November 30,
	Note	2020	2019

Assets
Current assets
Cash		$21,440	$28,661
Bonds and money market funds		10,203	11,964
Trade and other receivables		12,191	10,116
Inventories	5	24,735	20,929
Prepaid expenses and deposits		3,207	3,874
Derivative financial assets		387	637

Total current assets		72,163	76,181

Non-current assets
Bonds and money market funds		-	619
Right-of-use assets		2,745	-
Property and equipment		962	1,071
Intangible assets		26,121	27,480
Other asset		9,763	12,204

Total non-current assets		39,591	41,374

Total assets		$111,754	$117,555

Liabilities

Current liabilities
Accounts payable and accrued liabilities		$30,606	$31,173
Provisions	6	3,054	2,484
Current portion of long-term obligations	7	3,487	3,417
Current portion of lease liabilities	9	373	-
Deferred revenue		28	70

Total current liabilities		37,548	37,144

Non-current liabilities
Long-term obligations	7	4,602	4,570
Convertible unsecured senior notes	8	51,553	50,741
Lease liabilities	9	2,600	-
Other liabilities		29	266

Total non-current liabilities		58,784	55,577

Total liabilities		96,332	92,721

Equity
Share capital		287,312	287,035
Equity component of convertible unsecured senior notes		4,457	4,457
Contributed surplus		11,469	10,783
Deficit		(287,812)	(277,462)
Accumulated other comprehensive (loss) income		(4)	21

Total equity		15,422	24,834

Total liabilities and equity		$111,754	$117,555

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Comprehensive Loss

(In thousands of United States dollars, except per share amounts)

Three-month periods and six-month periods ended May 31, 2020 and 2019

(Unaudited)

			For the three-month periods ended May 31,		For the six-month periods ended May 31,
	Note		2020	2019	2020	2019

Revenue	3		$17,162	$15,609	$32,881	$30,705

Operating expenses
Cost of sales
Cost of goods sold			5,769	5,346	11,169	10,156
Other production-related costs			391	18	531	52
Amortization of other asset			1,220	1,221	2,441	2,442
Research and development expenses			3,622	2,285	7,041	4,812
Selling expenses			6,941	6,972	13,302	12,420
General and administrative expenses			3,706	1,784	6,276	3,300

Total operating expenses			21,649	17,626	40,760	33,182

Loss from operating activities			(4,487)	(2,017)	(7,876)	(2,477)

Finance income	4		80	292	246	627
Finance costs	4		(1,399)	(1,449)	(2,717)	(2,552)

			(1,319)	(1,157)	(2,471)	(1,925)

Net loss for the period			$(5,806)	$(3,174)	$(10,350)	$(4,402)

Other comprehensive income (loss), net of tax
Items that may be reclassified to net profit (loss) in the future:
Net change in fair value of FVOCI financial assets, net of tax			9	30	19	62
Exchange differences on translation			(42)	5	(44)	5

			(33)	35	(25)	67

Total comprehensive loss for the period			$(5,839)	$(3,139)	$(10,375)	$(4,335)

Basic and diluted loss per share	10	(c)	(0.08)	(0.04)	(0.13)	(0.06)

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Changes in Equity

(In thousands of United States dollars, except per share amounts)

Six-month periods ended May 31, 2020 and 2019

(Unaudited)

	For the six-month period ended May 31, 2020

	Share capital		Equity			Accumulated
			component			other
	Number		of convertible	Contributed		comprehensive
	of shares	Amount	notes	surplus	Deficit	income (loss)	Total

Balance as at November 30, 2019	76,953,411	$287,035	$4,457	$10,783	$(277,462)	$21	$24,834

Total comprehensive loss for the period
Net loss for the period	-	-	-	-	(10,350)	-	(10,350)
Other comprehensive income:
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax	-	-	-	-	-	19	19
Exchange differences on translation	-	-	-	-	-	(44)	(44)

Total comprehensive loss for the period	-	-	-	-	(10,350)	(25)	(10,375)

Transactions with owners, recorded directly in equity
Share-based compensation plan:
Share-based compensation for stock option plan	-	-	-	818	-	-	818
Exercise of stock options:
Monetary consideration	60,000	145	-	-	-	-	145
Attributed value	-	132	-	(132)	-	-	-

Total contributions by owners	60,000	277	-	686	-	-	963

Balance as at May 31, 2020	77,013,411	$287,312	$4,457	$11,469	$(287,812)	$(4)	$15,422

	For the six-month period ended May 31, 2019

	Share capital		Equity			Accumulated
			component			other
	Number		of convertible	Contributed		comprehensive
	of shares	Amount	notes	surplus	Deficit	income (loss)	Total

Balance as at November 30, 2018	76,877,679	$286,828	$4,457	$8,788	$(264,966)	$(95)	$35,012

Total comprehensive (loss) income for the period
Net loss for the period	-	-	-	-	(4,402)	-	(4,402)
Other comprehensive income:
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax	-	-	-	-	-	62	62
Exchange differences on translation	-	-	-	-	-	5	5

Total comprehensive (loss) income for the period	-	-	-	-	(4,402)	67	(4,335)

Transactions with owners, recorded directly in equity
Issuance of common shares – Katana	900	5	-	-	-	-	5
Share-based compensation plan:
Share-based compensation for stock option plan	-	-	-	566	-	-	566
Exercise of stock options:
Monetary consideration	74,832	110	-	-	-	-	110
Attributed value	-	92	-	(92)	-	-	-

Total contributions by owners	75,732	207	-	474	-	-	681

Balance as at May 31, 2019	76,953,411	$287,035	$4,457	$9,262	$(269,368)	$(28)	$31,358

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Cash Flows

(In thousands of United States dollars)

Three-month periods and six-month periods ended May 31, 2020 and 2019

(Unaudited)

		For the three-month periods ended May 31,				For the six-month periods ended May 31,
	Note	2020		2019		2020		2019

Cash provided from (used in)		$		$		$		$

Operating
Net loss			(5,806)		(3,174)		(10,350)		(4,402)
Adjustments for
Depreciation of property and equipment			61		60		121		65
Amortization of intangible assets and other assets			1,939		1,862		3,800		3,571
Amortization of right-of-use asset			109		-		218		-
Share-based compensation for stock option plan and stock appreciation rights			454		320		819		584
Write-down of inventories	5		391		-		394		3
Change in fair value of derivative financial assets			102		439		249		260
Change in fair value of liability related to deferred stock unit plan			(95)		(433)		(240)		(256)
Interest on convertible unsecured senior notes			842		834		1,644		1,646
Interest income			(80)		(292)		(246)		(627)
Foreign exchange			23		203		36		124
Accretion expense			521		448		1,023		805
Lease inducements and amortization			-		228		-		228

			(1,539)		495		(2,532)		2,001

Change in operating assets and liabilities
Trade and other receivables			(2,301)		(5,435)		(2,071)		(2,469)
Inventories			(4,424)		(1,359)		(4,168)		(1,780)
Prepaid expenses and deposits			(31)		(159)		669		(61)
Accounts payable and accrued liabilities			5,040		(3,748)		(351)		(4,821)
Provisions			164		(130)		570		511
Deferred revenue			(9)		27		(42)		43

			(1,561)		(10,804)		(5,393)		(8,577)

Cash flows used in operating activities			(3,100)		(10,309)		(7,925)		(6,576)
Financing
Proceeds from exercise of stock options			145		70		145		110
Payments of lease liabilities			(135)		-		(276)		-
Interest paid on convertible unsecured senior notes			-		-		(1,653)		(1,764)

Cash flows from (used in) financing activities			10		70		(1,784)		(1,654)
Investing
Acquisition of bonds and money market funds			(21)		(44)		(51)		(117)
Proceeds from sale of bonds and money market funds			859		575		2,258		1,932
Interest received			107		329		298		688
Acquisition of intangible assets			-		(45)		-		(2,024)
Acquisition of derivative financial assets			(17)		-		(17)		-
Acquisition of property and equipment			(10)		(681)		(13)		(1,157)

Cash flows from (used in) investing activities			918		134		2,475		(678)

Net change in cash			(2,172)		(10,105)		(7,234)		(8,908)
Cash, beginning of period			23,600		40,194		28,661		38,997
Effect of foreign exchange on cash			12		-		13		-

Cash, end of period			$21,440		$30,089		$21,440		$30,089

See Note 11 for supplemental cash flow disclosures.

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2020 and 2019

(Unaudited)

Theratechnologies Inc. is a commercial-stage biopharmaceutical company addressing unmet medical needs by bringing to market specialized therapies for people with orphan medical conditions, including those living with HIV.

The interim consolidated financial statements include the accounts of Theratechnologies Inc. and its wholly-owned subsidiaries (together referred to as the “Company” and individually as the “subsidiaries of the Company”).

Theratechnologies Inc. is governed by the Business Corporations Act (Québec) and is domiciled in Québec, Canada. The Company is located at 2015 Peel Street, Montréal, Québec, H3A 1T8.

1.	Basis of preparation

(a)	Accounting framework

These unaudited interim consolidated financial statements (“interim financial statements”), including comparative information, have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

Certain information, in particular the accompanying notes normally included in the annual consolidated financial statements prepared in accordance with IFRS, has been omitted or condensed. These interim financial statements do not include all disclosures required under IFRS and, accordingly, should be read in conjunction with the annual consolidated financial statements for the year ended November 30, 2019 and the notes thereto.

These interim financial statements have been authorized for issue by the Company’s Audit Committee on July 14, 2020.

(b)	Basis of measurement

The Company’s interim financial statements have been prepared on a going concern and historical cost bases, except for bonds and money market funds, derivative financial assets, liabilities related to cash-settled share-based arrangements and derivative financial liabilities, which are measured at fair value. Effective December 1, 2019, lease liabilities are measured at the present value of lease payments not paid at commencement date. See note 2(a) below. Equity-classified share-based payment arrangements are measured at fair value at grant date pursuant to IFRS 2, Share-based Payment.

The methods used to measure fair value are discussed further in Note 13.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2020 and 2019

(Unaudited)

1.	Basis of preparation (continued)

(c)	Use of estimates and judgments

The preparation of the Company’s interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, and the reported amounts of revenues and expenses during the reporting periods.

Information about critical judgments in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the interim financial statements are disclosed in Note 1 of the annual consolidated financial statements as at November 30, 2019.

(d)	Functional and presentation currency

The Company’s functional currency is the United States dollar (“USD”).

All financial information presented in USD has been rounded to the nearest thousand.

2.	Significant accounting policies

The significant accounting policies as disclosed in the Company’s annual consolidated financial statements for the year ended November 30, 2019 have been applied consistently in the preparation of these interim financial statements, except for the adoption of IFRS 16, Leases, as described in the Company’s first quarter financial statements of 2020.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2020 and 2019

(Unaudited)

3.	Revenue

Net sales by product were as follows:

	For the three-month periods ended May 31,
	2020	2019

EGRIFTA® and EGRIFTA SVTM net sales	$9,269	$8,639
Trogarzo® net sales	7,893	6,970

	$17,162	$15,609

	For the six-month periods ended May 31,
	2020	2019

EGRIFTA® and EGRIFTA SVTM net sales	$17,784	$17,601
Trogarzo® net sales	15,097	13,104

	$32,881	$30,705

Net sales by geography were as follows:

	For the three-month periods ended May 31,
	2020	2019

Canada	$122	$86
United States	17,040	15,523

	$17,162	$15,609

	For the six-month periods ended May 31,
	2020	2019

Canada	$231	$86
United States	32,650	30,619

	$32,881	$30,705

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2020 and 2019

(Unaudited)

4.	Finance income and finance costs

	For the three-month periods ended May 31,
	2020	2019

Interest income	$80	$292

Finance income	80	292

Accretion expense	(521)	(448)
Interest on convertible unsecured senior notes	(842)	(834)
Bank charges	(16)	(14)
Net foreign currency loss	(13)	(147)
Loss on financial instruments carried at fair value	(7)	(6)

Finance costs	(1,399)	(1,449)

Net finance cost recognized in net profit or loss	$(1,319)	$(1,157)

	For the six-month periods ended May 31,
	2020	2019

Interest income	$246	$627

Finance income	246	627

Accretion expense	(1,023)	(805)
Interest on convertible unsecured senior notes	(1,644)	(1,646)
Bank charges	(16)	(14)
Net foreign currency loss	(25)	(83)
Loss on financial instruments carried at fair value	(9)	(4)

Finance costs	(2,717)	(2,552)

Net finance cost recognized in net profit or loss	$(2,471)	$(1,925)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2020 and 2019

(Unaudited)

5.	Inventories

Inventories were written down in 2020 to net realizable value by an amount of $394 (2019 - $3), which is recorded in cost of sales.

A provision of $391 on excess stock of EGRIFTA® was recorded as a result of the Company’s decision to switch patients to and only actively commercialize the new EGRIFTA SVTM formulation in the United States.

6.	Provisions

	Chargebacks and rebates	Returns	Other	Total

Balance as at November 30, 2018	$895	$119	$-	$1,014

Provisions made	10,818	174	55	11,047
Provisions used	(9,531)	(46)	-	(9,577)

Balance as at November 30, 2019	2,182	247	55	2,484

Provisions made	5,424	65	1,413	6,902
Provisions used	(5,592)	(2)	(738)	(6,332)

Balance as at May 31, 2020	2,014	310	730	3,054

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2020 and 2019

(Unaudited)

7.	Long-term obligations

The movement in the long-term obligations is as follows.

	Commercialization rights – Trogarzo® North American Territory	Commercialization rights – Trogarzo® European Territory	Total

Balance as at November 30, 2018	$-	$-	$-

Additions	6,765	4,557	11,322
Accretion expense	152	13	165
Payment	(3,500)	-	(3,500)

Balance as at November 30, 2019	3,417	4,570	7,987

Accretion expense	70	32	102

Balance as at May 31, 2020	3,487	4,602	8,089

Current portion	(3,487)	-	(3,487)

Non-current portion	$-	$4,602	$4,602

8.	Convertible unsecured senior notes

The movement in the carrying value of the convertible unsecured senior notes is as follows:

Convertible unsecured senior notes as at November 30, 2018	$49,233

Accretion expense	1,508

Convertible unsecured senior notes as at November 30, 2019	$50,741

Accretion expense	812

Convertible unsecured senior notes as at May 31, 2020	$51,553

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2020 and 2019

(Unaudited)

9.	Lease liabilities

Carrying value

Balance as at December 1, 2019	$3,192

Accretion expense	109
Lease payments	(276)
Effect of change in exchange rates	(52)

Balance as at May 31, 2020	2,973

Current portion	(373)

Non-current portion	$2,600

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2020 and 2019

(Unaudited)

10.	Share capital

(a)	Stock options

The Company has established a stock option plan (the “Plan”) under which it can grant its directors, officers, employees, researchers and consultants non-transferable options for the purchase of common shares. The exercise date of an option may not be later than 10 years after the grant date. A maximum number of 6,580,000 options can be granted under the Plan. Generally, the options vest at the grant date or over a period of up to three years. As at May 31, 2020, 1,172,697 options could still be granted by the Company (May 31, 2019 – 1,630,017) under the Plan.

The Company issued 487,421 options to Paul Lévesque, the President and Chief Executive Officer of the Company, on April 15, 2020 as inducement to enter into his employment agreement with the Company. These 487,421 options vest equally over a three-year period beginning on April 15, 2021, have an exercise price of $2.87 and have a ten-year term.

The Company also issued an additional 590,300 options to its Senior management, employees and Board of Directors since the beginning of its fiscal year.

All options are to be settled by the physical delivery of the common shares.

Changes in the number of options outstanding during the past two years were as follows:

		Weighted average exercise price per option
	Number of options	CAD	USD

Options as at November 30, 2018	2,172,705	$3.15	$2.37
Granted	406,400	8.19	6.20
Forfeited	(85,655)	6.97	4.49
Exercised (share price: CAD7.78 (USD5.82))	(74,832)	1.96	1.46

Options outstanding as at May 31, 2019	2,418,618	3.94	2.92

Options as at November 30, 2019	2,415,784	3.93	2.96
Granted	1,077,721	3.06	2.25
Forfeited	(130,146)	5.08	3.63
Exercised (share price: CAD3.77 (USD2.68))	(60,000)	3.38	2.40

Options outstanding as at May 31, 2020	3,303,359	$3.61	$2.62

Options exercisable as at May 31, 2020	2,097,584	$3.47	$2.52

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2020 and 2019

(Unaudited)

10.	Share capital (continued)

(a)	Stock option plan (continued)

During the six-month period ended May 31, 2020, $818 (2019 - $566) were recorded as share-based compensation expense under the Plan. The fair value of options granted during the period was estimated at the grant date using the Black-Scholes model and the following weighted average assumptions:

	For the six-month periods ended May 31,
	2020	2019

Risk-free interest rate	0.95%	2.15%
Expected volatility	70%	57%
Average option life	8.5 years	8 years
Expected dividends	-	-
Grant-date share price	$2.22 (CAD3.06)	$6.15 (CAD8.19)
Option exercise price	$2.22 (CAD3.06)	$6.15 (CAD8.19)

The risk-free interest rate is based on the implied yield on a Canadian government zero-coupon issue, with a remaining term equal to the expected term of the option. The volatility is based on weighted average historical volatility adjusted for changes expected due to publicly available information. The life of the options is estimated taking into consideration the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2020 and 2019

(Unaudited)

10.	Share capital (continued)

(a)	Stock option plan (continued)

The following table summarizes the measurement date weighted average fair value of stock options granted during the period ended:

For the six-month periods ended May 31,
			2020			2019
	Number of options		Weighted average grant date fair value	Number of options		Weighted average grant date fair value
Options granted	1,077,721	$	1.51 (CAD2.08)	406,400	$	3.69 (CAD 4.92)

The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company’s stock option awards. This model also requires four highly subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values.

(b)	Stock appreciation rights (“SARs”)

On October 4, 2018, the Company’s Board of Directors approved a SARs plan for its consultants that entitles the grantee to receive a cash payment based on the increase in the stock price of the Company’s common shares from the grant date to the settlement date. The exercise date of an SAR may not be later than 10 years after the grant date. Generally, the SARs vest over a period up to three years.

During the six-month period ended May 31, 2020, $1 (2019 – $18) was recorded as share-based compensation expense for the SARs plan. Since these awards will be cash-settled, the fair value of SARs granted in 2019 (2020 – nil) is estimated at each reporting period using the Black-Scholes model and the following weighted average assumptions:

Measurement date as at May 31, 2020

Risk-free interest rate	0.53%
Expected volatility	66%
Average option life in years	6.75 years
Period-end share price	$1.79 (CAD2.47)
SAR exercise price	$5.85 (CAD8.05)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2020 and 2019

(Unaudited)

10.	Share capital (continued)

(b)	Stock appreciation rights (“SARs”) (continued)

The risk-free interest rate is based on the implied yield on a Canadian government zero-coupon issue, with a remaining term equal to the expected term of the SAR. The volatility is based on weighted average historical volatility adjusted for changes expected due to publicly available information. The life of the SARs is estimated taking into consideration the vesting period at the grant date, the life of the SARs and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

(c)	Loss per share

For the three and six-month periods ended May 31, 2020, the weighted average number of common shares outstanding was calculated as follows:

	For the three-month periods ended May 31,
	2020	2019

Issued common shares as at March 1	76,953,411	76,901,911
Effect of share options exercised	32,366	25,109

Weighted average number of common shares	76,985,777	76,927,020

	For the six-month periods ended May 31,
	2020	2019

Issued common shares as at December 1	76,953,411	76,877,679
Effect of share options exercised	16,448	24,871
Effect of issue of common shares - oncology platform	-	475

Weighted average number of common shares	76,969,859	76,903,025

For the three and six-month periods ended May 31, 2020, 3,303,359 (2019 - 2,458,618) share options, and 3,872,053 common shares potentially issuable from the conversion of the $57,500 aggregate principal amount of notes, that may potentially dilute earnings per share in the future were excluded from the weighted average number of diluted common shares calculation as their effect would have been anti-dilutive.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2020 and 2019

(Unaudited)

11.	Supplemental cash flow disclosures

The Company entered into the following transactions which had no impact on its cash flows:

	May 31, 2020	May 31, 2019

Additions to property and equipment included in accounts payable and accrued liabilities	$2	$36
Additions to intangible assets included in accounts payable and accrued liabilities	-	16
Additions to intangible assets included in long-term obligations	-	6,765
Issuance of shares in connection with acquisition of intangible assets	-	5
Initial recognition of right-of-use assets and lease liability	3,192	-
Reclassification of other liabilities to right-of-use assets	238	-

12.	Financial instruments

The nature and extent of the Company’s exposure to risks arising from financial instruments are consistent with the disclosure in the annual consolidated financial statements as at November 30, 2019.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2020 and 2019

(Unaudited)

13.	Determination of fair values

Certain of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Financial assets and financial liabilities measured at fair value

In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:

Level 1:	Defined as observable inputs such as quoted prices in active markets.

Level 2:	Defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3:	Defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

Other financial assets and financial liabilities

The Company has determined that the carrying values of its short-term financial assets and financial liabilities, including cash, trade and other receivables and accounts payable and accrued liabilities, approximate their fair value because of the relatively short period to maturity of the instruments.

Bonds and money market funds and derivative financial assets and liabilities are stated at fair value, determined by inputs that are primarily based on broker quotes at the reporting date (Level 2).

The fair value of the convertible unsecured notes, including the equity portion, as at May 31, 2020 was approximately $43,700 (Level 1) based on market quotes.

Share-based payment transactions

The fair value of the employee stock options and SARs are measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historical volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2020 and 2019

(Unaudited)

14.	Commitments

On February 4, 2020, the Company entered into an amended and restated licence agreement with the Massachusetts General Hospital (“MGH”) in order to benefit from its assistance and knowledge for the development of tesamorelin for the potential treatment of Non-Alcoholic Steatohepatitis (“NASH”) in the HIV population. Under the terms of the amended agreement, the MGH, through Dr. Steven Grinspoon, will provide services related to the study design, selection of optimal patient population, dosing, study duration and other safety matters and participate, if need be, in regulatory meetings with the FDA or the EMA. In consideration, we agreed to make certain milestone payments to the MGH related to the development of tesamorelin and a low single-digit royalty payment on all sales of EGRIFTA® and EGRIFTA SVTM above a certain threshold amount. The payment of the royalty will begin upon approval by the FDA or the EMA (the first to occur) of an expanded label of tesamorelin for the treatment of Non-Alcoholic Fatty Liver Disease or NASH in the HIV population.

15.	Operating segments

The Company has a single operating segment. Almost all of the Company’s revenues are generated from one customer, RxCrossroads, which is domiciled in the United States.

	2020	2019

RxCrossroads	$31,826	$29,970
Others	1,055	735

	$32,881	$30,705

All of the Company’s non-current assets are located in Canada as is the Company’s head office.